FOR IMMEDIATE RELEASE

Wednesday, July 11, 2007

 (No.2007-07-16)

CARMANAH ANNOUNCES PRELIMINARY FINANCIAL RESULTS FOR Q2 2007

Victoria, British Columbia, Canada – Wednesday, July 11, 2007 - Carmanah Technologies Corporation (TSX: CMH) today issued preliminary revenue and earnings expectations for the second quarter of 2007.

Based on preliminary data, revenues for Q2 2007 are expected to be in the range of $14M to $15M.  Gross margins for the quarter are expected to decrease from 33% in Q1 2007 to approximately 17-22% in Q2 2007, primarily due to product mix, foreign exchange and an increased provision for inventory obsolescence.  Q2 2007 operating costs are expected to be in the range of $6.3M to $6.8M.  The net result is that the Company anticipates a pre-tax loss for the second quarter in the range of $3.5M to $4.5M.

"Significant foreign exchange losses and a shift in our revenue mix toward lower margin power systems products caused considerable pressure on our business during the quarter," said Art Aylesworth, CEO. "The recent decline in the value of US currency effectively decreased our top line, gross margin and profits during the quarter. The gross margin was further impacted by inventory clearance efforts intended to bring our inventory levels in line with business requirements.  As well, lower revenues and margins were not offset by corresponding reductions in operating expenses, which have been ramping up to meet anticipated growth."

"We are disappointed with the early data relating to Q2 performance and the associated loss," states Aylesworth. "Management is assessing all aspects of the business closely and will be taking action to restore margins and profitability as quickly as possible."

During the quarter, the Company reduced its bank debt from $5.3 million to $3.1 million through significant inventory reduction and improved management of working capital.

Conference Call

Carmanah will host a special conference call at 5:00PM Eastern (2:00PM Pacific) on Wednesday, July 11th, 2007 to discuss the preliminary financial results.  To take part in the conference call, North America participants please call toll-free 1-800-525-6384 approximately five to ten minutes prior to the start time. For international participants, please call +1-780-409-1668. When prompted for the Conference ID, please enter 7021842.  The conference call will also be recorded and accessible via Carmanah's corporate website at www.carmanah.com within three business days.

Carmanah's audited financial results for Q2 2007 will be released on August 14th, 2007, followed by the regular quarterly conference call.

About Carmanah Technologies Corporation

With more than 250,000 installations worldwide, Carmanah is one of the world’s premier suppliers of renewable and energy-efficient technologies, including solar-powered LED lighting, solar power systems & equipment and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  The Company is publicly traded with common shares listed on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

“Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski Manager of Investor Relations Tel: (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Public Relations Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2006, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com